No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2016

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority an Extraordinary Report on June 22, 2016 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 92nd Ordinary General Meeting of Shareholders held on June 16, 2016.

Exhibit 2:

On June 23, 2016, the Company filed its Documents on Corporate Governance with the Tokyo Stock Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 29, 2016

June 22, 2016

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice of Submission of Extraordinary Report Relating to Resolutions

Passed and Results of Voting at the 92nd Ordinary General Meeting of Shareholders

Honda Motor Co., Ltd. (the “Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority an Extraordinary Report (the “Extraordinary Report”) on June 22, 2016 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 92nd Ordinary General Meeting of Shareholders held on June 16, 2016 (the “General Shareholders’ Meeting”).

Particulars

1.	Reason for Submitting the Extraordinary Report

The Company has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on matters resolved and the results of voting at the General Shareholders’ Meeting.

2.	Details of the Extraordinary Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 16, 2016

(2)	Details of the matters resolved:

First Item: Distribution of Dividends

(i)	Conditions and Total Value of Dividend Assets Allocated to Shareholders

JPY 22 per share of common stock

Total value of JPY 39,650,237,418

(ii)	Effective Date of Distribution of Dividends

June 17, 2016

Second Item: Election of Thirteen (13) Directors

Thirteen (13) directors, namely Takahiro Hachigo, Yoshiyuki Matsumoto, Yoshi Yamane, Seiji Kuraishi, Kohei Takeuchi, Takashi Sekiguchi, Hideko Kunii, Motoki Ozaki, Takanobu Ito, Shinji Aoyama, Noriya Kaihara, Kazuhiro Odaka, and Masayuki Igarashi, were elected.

Third Item: Election of Two (2) Corporate Auditors

Two (2) corporate auditors, namely Masahiro Yoshida, and Toshiaki Hiwatari, were elected.

(3)	Number of affirmative votes, negative votes and abstentions in respect of the matters for resolution described above, results of voting and requirements for the approval of such matters for resolution:

Proposals	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of affirmative votes (%)	Approved/ disapproved
First Item	14,684,180	6,652	3,788	95.09	Approved
Second Item
Takahiro Hachigo	13,999,243	678,568	17,351	90.65	Approved
Yoshiyuki Matsumoto	14,342,730	335,083	17,351	92.88	Approved
Yoshi Yamane	14,342,621	335,192	17,351	92.87	Approved
Seiji Kuraishi	14,395,012	282,803	17,351	93.21	Approved
Kohei Takeuchi	14,342,767	335,047	17,351	92.88	Approved
Takashi Sekiguchi	14,340,972	336,842	17,351	92.86	Approved
Hideko Kunii	14,603,709	88,504	2,961	94.57	Approved
Motoki Ozaki	14,667,187	25,026	2,961	94.98	Approved
Takanobu Ito	14,340,845	336,968	17,351	92.86	Approved
Shinji Aoyama	14,342,809	335,004	17,351	92.88	Approved
Noriya Kaihara	14,342,682	335,132	17,351	92.88	Approved
Kazuhiro Odaka	14,341,096	336,717	17,351	92.86	Approved
Masayuki Igarashi	14,342,597	335,217	17,351	92.87	Approved
Third Item
Masahiro Yoshida	14,167,256	522,964	4,873	91.74	Approved
Toshiaki Hiwatari	14,652,488	37,746	4,867	94.88	Approved

Notes:

(i)	The requirements for approval of each matter for resolution are as follows:

•	For the First Item of the proposals, a majority vote of the shareholders entitled to vote and present at the General Shareholders’ Meeting

•	For the Second and Third Item of the proposals, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote

(ii)	The ratio of affirmative votes is the ratio of the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of votes by the shareholders present at the General Shareholders’ Meeting, through which approval was able to be ascertained for each of the proposals, against the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of voting rights of all the shareholders present at the General Shareholders’ Meeting.

(4)	Reasons for not including certain number of votes by shareholders present at the meeting in the number of votes mentioned above

The aggregate number of (a) the voting rights exercised prior to the General Shareholders’ Meeting and (b) the votes by shareholders present at the General Shareholders’ Meeting, through which approval or disapproval was able to be ascertained for each of the proposals, was sufficient to meet the approval requirements and therefore the matters were duly resolved under the Company Law. Accordingly, the number of votes by the shareholders present at the General Shareholders’ Meeting, but for which approval, disapproval or abstention for each proposal could not be confirmed, were not included in the numbers of affirmative votes/negative votes/abstentions mentioned in paragraph (3) above.

CORPORATE GOVERNANCE

HONDA MOTOR CO., LTD.

Last updated: June 23, 2016

Honda Motor Co., Ltd.

Takahiro Hachigo

Contact and telephone number: Legal Division

Telephone: 03-3423-1111 (main number)

Securities code number: 7267

http://www.honda.co.jp

The status of corporate governance at Honda Motor Co., Ltd. (hereinafter, “Honda”, the “Company”) is as follows.

I.	Basic Approach to Corporate Governance, and Capital Composition, Corporate Attributes and Other Basic Information

1.	Basic Approach

Honda strives to enhance corporate governance as one of the most important tasks for its management, based on the Company’s basic principle, in order to strengthen the trust of our shareholders/investors, customers and society; encourage timely, decisive and risk-considered decision-making; seek sustainable growth and the enhancement of corporate value over the mid- to long-term; and become “a company that society wants to exist”.

We are making efforts to appropriately disclose corporate information including the release and disclosure of quarterly financial results and management policies in a timely and accurate manner to bolster trust and appreciation from shareholders/investors and society. Going forward, we will continue to strive to ensure the transparency of our management.

Reasons for non-compliance

- Supplementary Principle 4.1.2 stating that recognizing that a mid-term business plan is a commitment to shareholders, the board should do their best to achieve the plan.

In order to make the optimum business judgment promptly and flexibly in today’s constantly changing business environment and at the same time to disclose information in an ideal way for shareholders and investors to help them understand the Company’s business strategies and financial performance correctly, the Company announces the long-term business strategy, its visions and business outlook for the single fiscal year.

The Company’s midterm targets are not announced currently: however, the Executive Council decides on a company-wide midterm policy including the midterm targets, checks the progress, conducts analysis, and revises the midterm targets and policies as necessary. The Board of Directors deliberates and passes the resolution on a company-wide midterm policy planned by the Executive Council, receives reports on the progress and analysis, and monitors/supervises the conditions.

- Supplementary Principle 4.10.1 stating that Companies should strengthen the independence, objectivity and accountability of board functions on the matters of nomination and remuneration, by, for example, establishing optional advisory committees under the board to which independent directors make significant contributions.

As for the nomination of candidates for directors and corporate auditors, and appointment of the executive officers, based on the policy for appointment of candidates set forth by the Board of Directors including the outside directors, the Board of Directors deliberates and decides the person who agrees with the policy. In addition, remuneration are determined appropriately within the remuneration budgets which resolution is passed at the shareholders’ meeting and in accordance with the remuneration policy set forth by the Board of Directors including the outside directors and the remuneration standards. Thus, the company believes optional advisory committees are not necessary and existing structure is appropriately functioning.

Disclosure based on each Corporate Governance Code

Based on the Board of Directors resolutions, “Honda Corporate Governance Basic Policies” showing the company’s basic concept, framework and implementation policy are determined and posted on our website.

URL of “Honda Corporate Governance Basic Policies”: http://world.honda.com/investors/policy/pdf/governance_basic_policies150731.pdf

[Principle 1.4] Basic policy about cross-shareholdings and the voting rights as to the cross-shareholdings

Refer to the Article 15 (Basic Policies for Cross-Shareholdings and Exercise of Voting Rights as to Cross-Shareholdings) of the “Honda Corporate Governance Basic Policies.”

[Principle 1.7] Related Party Transactions

Refer to the Article 7 (Conflicting Interest Transactions) of the “Honda Corporate Governance Basic Policies.”

[Principle 3.1]

(1) Business principles, business strategies and business plans

Basic principles:	Honda Philosophy is posted on our website.

Business strategies:	“Direction for the next 10 years” is planned in 2010 and announced.

Business plans:	Business forecast for each fiscal year is announced.

(2) Basic views and guidelines on corporate governance

Refer to the “Honda Corporate Governance Basic Policies.”

(3) Basic policies and procedures in determining the remuneration of the directors, executive officers and corporate auditors

Refer to the Article 12 (Remuneration Policies) of the “Honda Corporate Governance Basic Policies.”

(4) Policies and procedures in the nomination of the candidates for directors and corporate auditors and the appointment of the operating officers

Refer to the Article 4 (Policy for Selection of Candidates for Directors), Article 9 (Appointment Policies and Terms of Office of Executive Officers), and Article 11 (Policy for Selection of Candidates for Corporate auditors) of the “Honda Corporate Governance Basic Policies.”

(5) Explanations with respect to the individual nominations of candidates for directors and corporate auditors

Refer to the “convening notices for general shareholder meetings” posted on our website.

[Supplementary Principles 4.1.1] Matters to be decided by the Board of Directors and the scope of the matters delegated to the management

Refer to the Article 2 (Roles and Responsibilities of the Board of Directors) of the “Honda Corporate Governance Basic Policies.”

[Principle 4.9] Independence Standards and Qualification for Independent Directors

Refer to the Annex 1 (Criteria for Independence of Outside Directors) of the “Honda Corporate Governance Basic Policies” and II-1 of this report (Matters Relating to Independent Directors and Auditors).

[Supplementary Principles 4.11.1] View on the appropriate balance between knowledge, experience and skills of the board as a whole, and also on diversity and appropriate board size

Refer to the Article 3 (Constitution of the Board of Directors) of the “Honda Corporate Governance Basic Policies.”

[Supplementary Principles 4.11.2] Conditions of the directors and corporate auditors also serving as directors at other companies

Refer to the “convening notices for general shareholder meetings” posted on our website.

[Supplementary Principles 4.11.3] Evaluation of the effectiveness of the Board of Directors

The company’s Board of Directors carried out a self-evaluation of each of the directors for the purpose of evaluating the effectiveness of the Board as a whole for Fiscal Year 2015.

Based on the results of a questionnaire and interviews conducted with the directors and corporate auditors, the Board of Directors has reached the conclusions that follow. The self-evaluation questionnaire was prepared under the supervision of outside attorneys. The interviews and the compilation of the results were carried out by outside attorneys.

The conclusion shared by the Board of Directors is that the effectiveness of the Board is good as expected, with respect to most of the Board’s roles; however, they also recognized that there is room to improve their capabilities to monitor and supervise the management of the business.

The company will further enhance monitoring and supervising functions of the Board of Directors and raise effectiveness of the Board, by providing more information to outside directors and by improving the reports and explanations relevant to the Board’s primary functions.

[Supplementary Principles 4.14.2] Training policy for directors and corporate auditors

Refer to the Article 6 (Approaches for Improving Board Effectiveness – Director and Corporate Auditors Training) of the “Honda Corporate Governance Basic Policies.”

[Principle 5.1] Policy for Constructive Dialogue with Shareholders

Refer to the Article 16 (Policies for Dialogue with Shareholders) and the Annex 2 (Policies for Promoting Dialogue with Shareholders) of the “Honda Corporate Governance Basic Policies.”

2.	Capital Composition

Percentage of shares held by foreign investors: 30% or more

Principal Shareholders

Name or Designation	Number of Shares Held (thousands)	Percentage of Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	116,000	6.40
Moxley & Co. LLC	76,126	4.20
The Master Trust Bank of Japan, Ltd. (Trust Account)	74,567	4.12
Meiji Yasuda Life Insurance Company	51,199	2.83
State Street Bank and Trust Company 505223	48,888	2.70
State Street Bank and Trust Company	45,337	2.50
Tokio Marine & Nichido Fire Insurance Co., Ltd.	40,780	2.25
Japan Trustee Services Bank, Ltd. (Trust Account 9)	37,920	2.09
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,686	2.03
Nippon Life Insurance Company	27,066	1.49

Existence of controlling shareholders (excluding the parent company): —

Existence of a parent company: None

Supplementary explanation: —

3.	Corporate Attributes

Stock Exchange Listings and market classification: Tokyo Stock Exchange, First Section

Annual closing of accounts: March

Industry classification: Transportation equipment

Number of employees (on a consolidated basis) on the closing date of previous fiscal year: 1,000 or more

Net sales (consolidated) in the previous fiscal year: ¥1 trillion (1,000,000,000,000) or more

Number of consolidated subsidiaries on the closing date of the previous fiscal year: 300 or more

4.	Guidelines for Measures for Protection of Minority Shareholders when Conducting Transactions, Etc., with Controlling Shareholders

—

5.	Other Special Situations That Might Have a Major Influence on Corporate Governance

The Company has two subsidiaries that are listed companies. The Company respects the independence of these listed companies and other subsidiaries.

II.	Overview of Management Supervisory Organization Related to Decision Making, Execution and Supervision and Other Corporate Governance Systems

1.	Matters Related to Governance Units and Their Operation, Etc.

Form of governance organization: Company with corporate auditors

Information on Directors

Number of directors specified in the Articles of Incorporation: 15

Term of directors specified in the Articles of Incorporation: 1 year

Chairperson of the Board of Directors: President

Current number of directors: 13

Appointment of outside directors: Appointed

Number of outside directors: 2

Number of directors specified as independent directors: 2

Relationship with the Company (1)

Name	Affiliation	Relationship with the Company
		a	b	c	d	e	f	g	h	i	j	k
Hideko Kunii	Scholar	No	No	No	No	No	No	No	No	No	No	No

Motoki Ozaki	From another company	No	No	No	No	No	No	No	No	No	No	No

* Options for Categories of Relationship with the Company

* If any of the items above apply to the outside directors himself/herself “now or recently”, please mark with a “ ” and, if any of the items above applied to the outside directors himself/herself in the “past”, please mark with a “ ”.

* If any of the items above apply to a family member or a close relative “now or recently”, please mark with a “ ” and, if any of the items above applied to any of them in the “past”, please mark with a “ ”.

a. person who executes business of the listed company or its subsidiary;

b. directors who are executive personnel or non-executive personnel of a parent company of the listed company;

c. person who executes business of a fellow subsidiary of the listed company;

d. party for which the listed company is a major customer or a person who executes its business;

e. listed company’s major customer or a person who executes its business;

f. consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/auditorship from the listed company;

g. listed company’s major shareholder (where the said major shareholder is a company, a person who executed its business);

h: person who executes the business of a customer of the listed company (where any of items d, e and f do not apply to such customer) (this item only applies to the outside director himself/herself)

i: person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the outside director himself/herself)

j: person who executes the business of an entity to whom the listed company makes donations (this item only applies to the outside director himself/herself)

k. Other

Relationship with the Company (2)

Name : Hideko Kunii

Status as independent director : Yes

Supplementary explanation of applicable items : –––

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director) :

Based on her abundant experience and considerable knowledge regarding corporate activities and the software field in Japan as well as overseas and her active involvement in the area of gender equality, the Company wishes to receive her advice regarding the Company’s operations from an objective and highly sophisticated perspective.

In addition, she is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors/Outside Corporate Auditors, and there are no special conflicts of interest between the Company and Hideko Kunii.

Name : Motoki Ozaki

Status as independent director : Yes

Supplementary explanation of applicable items : —

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director) :

Based on his abundant experience and considerable knowledge regarding corporate management cultivated in his career of a corporate manager over many years at a major chemical manufacturer operating globally, the Company wishes to receive his advice regarding the Company’s operations from an objective and highly sophisticated perspective.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors/Outside Corporate Auditors, and there are no special conflicts of interest between the Company and Motoki Ozaki.

Existense of any optional committee corresponding to a nominating committee or a compensation committee: None

Information on Corporate Auditors

Existence of a Board of Corporate Auditors: Established

Number of corporate auditors specified in the Articles of Incorporation: 7

Current number of corporate auditors: 5

Collaboration among the Corporate Auditors, Accounting Auditors and the Audit Office

During fiscal year 2015, the Corporate Auditors and Accounting Auditors held 10 meetings. The Accounting Auditors explained and reported to the Corporate Auditors their auditing plans, results of their auditing activities, etc., and exchanged opinions.

The Corporate Auditors receive periodic reports from the Audit Office (with 41 staff members), which is the internal auditing department of the Company, regarding auditing policies, auditing plans and the results of audits. In addition, the Corporate Auditors and the Audit Office implement internal audits independently and in collaboration with one another.

Appointment of outside corporate auditors: Appointed

Number of outside corporate auditors: 3

Number of outside corporate auditors specified as independent outside corporate auditors: 3

Relationship with the Company (1)

Name	Affiliation	Relationship with the Company
		a	b	c	d	e	f	g	h	i	j	k	l	m
Toshiaki Hiwatari	Attorney at law	No	No	No	No	No	No	No	No	No	No	No	No	No

Hideo Takaura	Certified public accountant	No	No	No	No	No	No	No	No	No	No	No	No	No

Mayumi Tamura	From another company	No	No	No	No	No	No	No	No	No	No	No	No	No

* Options for Categories of Relationship with the Company

* If any of the items above apply to the outside directors himself/herself “now or recently”, please mark with a “ ” and, if any of the items above applied to the outside directors himself/herself in the “past”, please mark with a “ ”.

* If any of the items above apply to a family member or a close relative “now or recently”, please mark with a “ ” and, if any of the items above applied to any of them in the “past”, please mark with a “ ”.

a. person who executes business of the listed company or its subsidiary;

b. directors who are not executive personnel or accounting advisors of the listed company or its subsidiary;

c. directors who are executive personnel or non-executive personnel of a parent company of the listed company;

d. corporate auditors of a parent company of the listed company;

e. person who executes business of a fellow subsidiary of the listed company;

f. party for which the listed company is a major customer or a person who executes its business;

g. listed company’s major customer or a person who executes its business;

h. consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/auditorship from the listed company;

i. listed company’s major shareholder (where the said major shareholder is a company, a person who executed its business);

j: person who executes the business of a customer of the listed company (where any of items f, g and h do not apply to such customer) (this item only applies to the outside corporate auditor himself/herself)

k: person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the outside corporate auditor himself/herself)

l: person who executes the business of an entity to whom the listed company makes donations (this item only applies to the outside corporate auditor himself/herself)

m. Other

Relationship with the Company (2)

Name : Toshiaki Hiwatari

Status as independent Auditor : Yes

Supplementary explanation of applicable items : —

Reasons for the selection of this Outside Corporate Auditor (In the case a Corporate Auditor is specified as an independent Auditor, include information on the reasons for selection as an independent Auditor.) :

Based on abundant experience and considerable knowledge as a legal affairs specialist, he conducts auditing activities from a broad and sophisticated perspective.

In addition, he is specified as an independent auditor, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors/Outside Corporate Auditors, and there are no special conflicts of interest between the Company and Toshiaki Hiwatari.

Name : Hideo Takaura

Status as independent Auditor : Yes

Supplementary explanation of applicable items : —

Reasons for the selection of this Outside Corporate Auditor (In the case a Corporate Auditor is specified as an independent Auditor, include information on the reasons for selection as an independent Auditor.) :

Based on abundant experience and considerable knowledge as a certified public accountant, he conducts auditing activities from a broad and sophisticated perspective.

In addition, he is specified as an independent auditor, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors/Outside Corporate Auditors, and there are no special conflicts of interest between the Company and Hideo Takaura.

Name : Mayumi Tamura

Status as independent Auditor : Yes

Supplementary explanation of applicable items : —

Reasons for the selection of this Outside Corporate Auditor (In the case a Corporate Auditor is specified as an independent Auditor, include information on the reasons for selection as an independent Auditor.) :

Based on abundant experience and considerable knowledge regarding corporate management, she conducts auditing activities from a broad and sophisticated perspective.

In addition, she is specified as an independent auditor, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors/Outside Corporate Auditors, and there are no special conflicts of interest between the Company and Mayumi Tamura.

Matters Relating to Independent Directors and Auditors

Number of independent directors and auditors: 5

Other Matters Related to Independent Directors and Auditors

Criteria for Independence of Outside Directors/Outside Corporate Auditors

The Company’s board of directors will determine that an outside director/outside corporate auditor is sufficiently independent from the Company if it determines that the said outside director/outside corporate auditor satisfies the requirements set forth below:

1. He/She is not a person who executes the business of the Company group or a person from the Company group. Also, no family member, close relative, etc. (*1) of him/her has ever been a person who executes the business of the Company group during the last five years.

2. He/She is not, and has never been, any of the following during the last five years:

1) a person who executes the business of a large shareholder (*2) of the Company;

2) a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3) a person who executes the business of a major lender of the Company (*4);

4) a person who belongs to an audit corporation which conducts statutory audits for the Company;

5) a person who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors and outside corporate auditors of the Company;

6) a person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the Company; or

7) a person who executes the business of an organization which is receiving a large amount of donation or grant from the Company (*6).

3. No family member, close relative, etc. of the outside director/outside corporate auditor currently falls under any of items 1) through 7) in paragraph 2 above.

4. The total number of years of office of the outside director/outside corporate auditor does not exceed 8 years.

*1 A “family member, close relative, etc.” means a spouse of an outside director/outside corporate auditor, a first or second degree relative, or any other relative who lives in the same place as the outside director/outside corporate auditor.

*2 A “large shareholder” means a person who is one of the top 10 shareholders in terms of shareholding as of the end of a fiscal year.

*3 A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4 A “major lender” means a financial institution from which the Company borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5 A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6 An “organization which is receiving a large amount of donation or grant from the Company” means an organization which receives a donation or grant from the Company in excess of 10 million yen per year.

Provision of Incentives

Status of measures to provide incentives to directors: Introduction of a performance-linked remuneration system.

Supplementary Explanation of Matters Related to This Item

The Company pays bonuses to Directors that reflect performance in each fiscal year.

Persons Eligible for Stock Options : —

Supplementary Explanation of Matters Related to This Item : —

Matters Related to the Remuneration of Directors

Status of Disclosure of Remuneration of Individual Directors: Disclosed only for certain individuals

Supplementary Explanation of Matters Related to this Item

The total Directors’ remuneration paid to the 18 Directors in fiscal year 2015 was ¥695 million. Of this amount, the 2 Outside Directors received a total of ¥23 million. The 7 Corporate Auditors received ¥181 million in total, and the 5 Outside Corporate Auditors were paid ¥47 million. Thus, the total remuneration for all Directors and Corporate Auditors was ¥876 million. Also, regarding Directors’ bonuses, the 14 Directors were paid a total of ¥251 million. Of this amount, the 2 Outside Directors received a total of ¥6 million.

Additionally, in fiscal year 2015, Director and Chairman Fumihiko Ike received Director’s remuneration of ¥73 million and a Director’s bonus of ¥26 million, a total of ¥100 million, and Director and President Takahiro Hachigo received Director’s remuneration of ¥76 million and a Director’s bonus of ¥38 million, a total of ¥114 million.

Existence of Policies Determining the Amount of Remuneration or Method of Calculating Remuneration: Exists

Disclosure of Policies Determining the Amount of Remuneration or Method of Calculating Remuneration

-The Company’s remuneration structure for the officers shall be designed with the aim of motivating them to contribute not only to short-term, but also to mid- to long-term business results, to enable the sustainable enhancement of the corporate value of the Company.

-Remuneration of the directors shall consist of a fixed monthly remuneration, which shall be paid as compensation for the performance of their duties, and an executive bonus, which is linked to the business results for the relevant business year.

-Remuneration of the directors shall be paid based on the remuneration standards approved by the board of directors. The remuneration standards shall be approved by taking into consideration the standards of other companies, so that they will be attractive to diverse and exceptional human resources. Bonuses of the directors shall be determined and paid by taking into consideration the business results of each business year, dividends to shareholders, the standards of bonuses of employees and other matters.

-In order to advance the Company’s sustainable growth and enhance its corporate value over the mid- to long-term by sharing common interests with the shareholders through having a shareholding in the Company, directors, executive officers and corporate auditors shall acquire the Company’s stock by contributing a certain portion of their fixed remuneration to the Officers Shareholding Association, and such stock shall be held continuously throughout their term of office and for 1 year after their retirement.

Support Systems for Outside Directors (Outside Corporate Auditors)

The Corporate Auditors’ Office has been formed as a staff organization directly under the Board of Corporate Auditors to provide support, and it reports directly to the Board of Corporate Auditors. In addition, minutes of the meetings of the Board of Directors and other necessary information are provided to the Outside Directors and Outside Corporate Auditors from time to time.

2.	Matters Related to Governance Functions, Including Execution of Management, Auditing and Internal Supervision, Nominations and Decisions on Remuneration Etc. (Current Corporate Governance System)

Board of Directors

The Board of Directors comprises 13 members (comprising of 11 Inside Directors and 2 Outside Directors, or 12 men and 1 woman).

Candidates for Director are exceptional people who are familiar with corporate management and the Company’s business, and who have superior character and insight. Gender, nationality and other attributes are of no consequence. Candidates are nominated by the Board of Directors.

In order to respond to the mandate of the shareholders to achieve sustainable growth and enhance the corporate value of the Company over the medium to long term, the duties of the Board of Directors include making decisions concerning key Company matters such as its basic management policies and supervision and monitoring of operations.

In addition, the Board of Directors discusses and makes decisions concerning matters specified in the regulations of the Board of Directors, as well as matters set forth in the articles of incorporation and applicable laws. All other matters are delegated to the Representative Directors or the Executive Directors.

In fiscal year 2015, the Board of Directors met 10 times.

Outside Directors

The Company appoints outside Directors who can offer advice on its corporate activities from an objective and broad perspective based on their abundant experience and considerable knowledge. In selecting Outside Directors, in principle, the Company seeks to identify persons whose interests are not in conflict with those of its shareholders and persons who have a high degree of independence.

Board of Corporate Auditors

The Board of Corporate Auditors comprises five members (including three outside Corporate Auditors).

Candidates for Corporate Auditor are exceptional people who have superior character and insight and either: (i) a person who is familiar with corporate management and the Company’s business, or (ii) a person who has high expertise and abundant experience in legal, governmental, accounting, educational or other areas. Gender, nationality and other attributes shall be of no consequence.

Candidates are nominated by the Board of Directors with the approval of the Board of Corporate Auditors.

Each Corporate Auditor, through attendance at meetings of the Board of Directors, the Executive Council and other important meetings, examination of status of Company assets and other activities, undertakes to audit the Directors in the conduct of their duties in accordance with the auditing criteria for Corporate Auditors, auditing policies and division of duties etc. determined by the Board of Corporate Auditors.

To provide timely and accurate reports to the Corporate Auditors, Standards for Corporate Auditor Reports has been established. Based on these standards, reports are made periodically to the Corporate Auditors on the status of the business operations of the Company and its subsidiaries etc., the design and operation of internal control systems and other matters. Also, when events occur that have a major impact on the Company, reports are prepared for the Corporate Auditors.

In fiscal year 2015, the Board of Corporate Auditors met 10 times.

Status of Activities to Strengthen the Functions of the Corporate Auditors

The Company has formed the Corporate Auditors’ Office as a staff organization directly under the Board of Corporate Auditors to provide support to the Board of Corporate Auditors. Corporate Auditor Kunio Endo has had sufficient operating experience in the finance and accounting departments of the Company and its subsidiaries, and Corporate Auditor Hideo Takaura has abundant experience and considerable knowledge as a certified public accountant. Both of these Corporate Auditors qualify as “persons with considerable knowledge of finance and accounting,” as specified under Article 121-9 of the Implementation Regulations of Japan’s Company Law. In addition, the Company’s Board of Corporate Auditors has recognized Corporate Auditors Kunio Endo and Hideo Takaura as “specialists in finance in the Board of Corporate Auditors” as specified in the regulations of the U.S. Securities and Exchange Commission, based on Article 407 of U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act of 2002).

Outside Corporate Auditors

The Company has appointed Outside Corporate Auditors who can conduct auditing activities from a broad and sophisticated perspective based on their abundant experience and considerable knowledge. In selecting these Outside Corporate Auditors, in principle, the Company seeks to identify persons whose interests are not in conflict with those of its shareholders and persons who have a high degree of independence.

Organizational Operating System

On the basis of our Fundamental Beliefs and from a long-term perspective, to support business expansion six Regional Operations functions have been established; they are responsible for management of the business in their respective regions. The Business Operations for motorcycles, automobiles and power products develop medium- to long-term plans for their respective products and coordinate efforts with the six Regional Operations functions to optimize and enable smooth global business operations. In addition, each of the Company’s Functional Operations, including Business Management Operations, Business Support Operations, IT Operations, Production Operations, Purchasing Operations and Customer First Operations, is providing support and coordinating efforts to increase the effectiveness and efficiency of the Honda Group as a whole.

R&D activities are conducted mainly by independent subsidiaries. These activities are carried out with Honda R&D Co., Ltd. and its subsidiaries for products and Honda Engineering Co., Ltd. And its subsidiaries for production technologies in order to create distinctive and internationally competitive products through the application of advanced technology.

Operating Officer System

In order to facilitate quick and appropriate management decisions at the regional and working levels, Honda appoints Operating Officers responsible for business execution in their respective fields of Regional, Business and Functional Operations, R&D subsidiaries and other major organizational units.

Executive Council

The Company has formed an Executive Council, which is composed of Operating Officers of senior managing officer level and above. This council conducts prior discussions of items that will be decided by the Board of Directors, and, within the limits of authority delegated to it by the Board of Directors, deliberates important management matters.

Regional Operating Boards

To give greater autonomy to the regional level and make rapid management decisions, the Company has formed regional operating boards within each regional headquarters. Within the limits of authority delegated to them by the Executive Council, these regional operating boards deliberate important management matters within their respective regions.

Accounting Audit

The Company has been audited from an accounting perspective by KPMG AZSA LLC as required under Japan’s Company Law, Japan’s Financial Instruments and Exchange Law and the Securities and Exchange Law of the United States.

Within KPMG AZSA LLC, a total of 90 staff conducted the audit. These accounting firm staff members comprised 3 certified public accountants (Hiroshi Miura, Hiroyuki Yamada and Tsutomu Ogawa) who were in overall charge of the accounting audit, and 87 professional staff (including 30 certified public accountants, 3 accountants with U.S. certified public accountant status and 54 other staff members).

The total remuneration paid to KPMG AZSA LLC and its affiliated accounting firm, KPMG, in fiscal year 2015 for the preparation of the auditor’s report, based on Japan’s Company Law, Japan’s Financial Instruments and Exchange Law, and the Securities and Exchange Law of the United States, which covered the Company and its consolidated subsidiaries, was ¥4,415 million. In addition, remuneration paid by the Company and its consolidated subsidiaries in fiscal year 2015 for services other than auditing services received from KPMG AZSA LLC and its affiliated accounting firm, KPMG, amounted to ¥139 million.

Method of Determining Accounting Auditor Remuneration

In deciding the amount of remuneration for services provided by the Company’s Accounting Auditor, various factors are taken into consideration in discussions with the accounting firm, including the Company’s size, special features, the time schedule for the audit and other matters. In addition, to preserve the independence of the Accounting Auditor, remuneration to be paid is decided by the Board of Directors, with the prior approval of the Board of Corporate Auditors.

Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors and Outside Corporate Auditors based on the provisions of Article 427, Paragraph 1 of the Company Law, to the effect of limiting the liability for damages provided for in Article 423, Paragraph 1 of the Company Law to the minimum liability amount provided for in Article 425, Paragraph 1 of the Company Law.

3.	Reasons for the Selection of the Company’s Current Corporate Governance System

As a company adopting the “board of corporate auditors system” of corporate governance, the Company has elected internal members of its Board of Directors who have an in-depth understanding of the Company’s business activities, and two outside directors who have objective, broad and highly sophisticated perspectives. In addition, the Company’s Board of Corporate Auditors, which is independent of the Board of Directors, has more than a majority of outside Corporate Auditors. The Board of Directors and Board of Corporate Auditors are responsible for supervising and monitoring the conduct of management.

Management’s judgment is that the current corporate governance system is functioning appropriately in supervising and monitoring the conduct of management.

III.	Status of Implementation of Measures Related to Shareholders and Other Interested Parties

1.	Initiatives to Reactivate the General Meeting of Shareholders and Facilitate the Smooth Execution of Voting Rights

Scheduling of the General Meeting on days to avoid conflicts with other companies’ shareholder meetings

Supplementary Explanation

Holding the Regular General Meeting of Shareholders as early as possible, after considering preparation of schedules, etc.

Electronic exercise of voting rights

Supplementary Explanation

The Company is working to make it possible for shareholders to execute their voting rights via the Internet using PCs and mobile communication devices.

Participation in an electronic voting platform and taking initiatives to improve the voting environment for institutional investors

Supplementary Explanation

Participating in voting platform.

Offer an English-language version of the General Meeting notice (summary)

Supplementary Explanation

Offering an English-language translation of the notice of the General Meeting for foreign investors.

Other

Supplementary Explanation

The Company is sending the General Meeting notice prior to the statutory period.

At the General Meeting, the Company is preparing an easy-to-understand business report using video and displaying Honda products and others.

Also, following the directives of Japan’s Cabinet Office, concerning disclosing corporate information etc. announcing the results of the voting during the General Meeting.

2.	Status of Investor Relations (IR) Activities

Hold periodic information meetings for analysts and institutional investors

Supplementary Explanation

Holding information meetings to announce quarterly results (four times a year), and, as necessary, holding press conferences with the CEO presenting.

Explanation by Company Representatives

Yes

Hold periodic information meetings for foreign investors

Supplementary Explanation

For key foreign institutional investors at appropriate times conducting to explain the Honda Group’s business strategies etc..

Explanation by Company Representatives

Yes

Post IR materials on the Company website

Supplementary Explanation

Posting various types of Company information for investors on the Company website (Japanese: http://www.honda.co.jp/investors/ English: http://world.honda.com/investors/). Making timely disclosure of materials simultaneously in Japanese and English.

Appoint an IR Representative and create an IR department

Supplementary Explanation

The Company has appointed IR Representative in Japan and North America and is working to expand and enhance IR activities.

Other initiatives

Supplementary Explanation

Issuing a periodic publication for shareholders (Kabunushi Tsushin) that contains information on Honda’s business, products, financial performance and other topics. In addition, holding on-site tours of Honda factories and other facilities in Japan and overseas for shareholders and investors.

3.	Initiatives Related to Respecting the Viewpoints of Stakeholders

Require respect for the viewpoints of stakeholders through issuance of internal guidelines.

Supplementary Explanation

To solidify trust in Honda among customers and in society, “Honda Conduct Guidelines” has been issued as a code of conduct to be practiced by all personnel working in the Honda Group.

Implement environmental preservation and other CSR activities, etc.

Supplementary Explanation

Honda CSR activities, also including our efforts in environment and social, are covered in the “Honda Sustainability Report” in addition to the “Driving Safety Promotion Report” which covers driver safety programs. These reports as well as Honda Group’s CSR activities are available on our website.

Establish policies, etc., for offering information to stakeholders.

Supplementary Explanation

To gain substantially increased trust and mutual understanding of all stakeholders, Honda emphasizes transparency to offer information proactively. For disclosure of corporate information through earnings and financial reports, a Disclosure Committee has been formed comprising the Operating Officer in charge and other personnel, which is in charge of deliberating the accuracy and appropriateness of disclosure content.

IV.	Matters concerning Internal Control Systems

1.	Basic Views on Internal Control Systems and Development Status Thereof

1.	The Company’s basic policy on development of internal control systems resolved upon by the Board of Directors is as follows.

(1)	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company will establish a code of conduct to be observed by its management and employees, such as conformity with applicable laws, ordinances, and internal rules and regulations, and it will endeavor to ensure that all management personnel and employees are made aware of and observe this code.

The Company will further develop its internal whistle-blowing systems to facilitate compliance.

The Company will install an officer to coordinate all compliance matters and will further develop its compliance systems.

(2)	Systems related to retention and management of information on execution of duties by the Directors

The Company will establish a management policy for information related to the execution of duties by the Directors and appropriately store and manage such information.

(3)	Rules and other systems related to risk management

The Company will further develop systems for relevant boards and councils to make decisions regarding material matters of management after assessing and considering associated risks.

The Company will install an officer to coordinate all matters related to risk management, and it will establish rules on risk management and further develop its risk management systems.

(4)	Systems for ensuring that the duties of the Directors are being executed efficiently

The Company will endeavor to facilitate the delegation of authority by implementing an Operating Officer System and will further develop systems that enable prompt and appropriate decision making by clearly defining the scope of authorities delegated to Operating Officers and the decision-making process.

To conduct management efficiently and effectively, the Company will establish annual and medium-term business plans, endeavor to share these plans, and monitor and supervise their progress.

(5)	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

In addition to sharing the Company’s code of conduct for its management and employees as well as its basic policy on development of internal control systems with its subsidiaries, the Company will further develop systems for supervising its subsidiaries and endeavor to enhance the corporate governance of the Group.

The Company will further develop systems for reporting material matters of the management of subsidiaries to the Company.

The Company will share the risk management policy established by the Company with its subsidiaries and will further develop the risk management systems of the Group through such methods as establishing rules regarding reports from subsidiaries on material risks.

The Company will further develop the internal whistle-blowing systems of the Group in order to discover at an early stage and respond to issues such as violations of laws or ordinances within the Group.

The Company will enhance the internal auditing systems of the Group.

Note: In the above section, “Group” means the corporate group comprised of the Company and its subsidiaries.

(6)	Provision of employees when assistance is requested by Corporate Auditors, independence of such employees from the Directors, and ensuring effectiveness of instructions to such employees

The Company will establish a staff organization directly under the Board of Corporate Auditors to provide support to the Corporate Auditors.

(7)	Systems for Directors and employees to report to Corporate Auditors and other systems related to reporting to Corporate Auditors

The Company will further develop systems for the management and employees of the Company and its subsidiaries to report to the Corporate Auditors. No one making such a report will receive any disadvantageous treatment for doing so.

(8)	Other systems for ensuring the effectiveness of audits by Corporate Auditors

In accordance with laws and ordinances, the Company will bear the necessary expenses for the Corporate Auditors to execute their duties.

The Company will further develop other necessary systems for audits by the Corporate Auditors to be conducted effectively.

2.	An overview of the development and operating status of Internal Control Systems based on the above basic policy in fiscal year 2015 is as follows.

(1)	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company has established the Honda Conduct Guideline to clearly define the Company’s policy on legal compliance and the conduct to be taken by its management and employees, and the Company endeavors to ensure that all management personnel and employees are made aware of and follow the Guidelines through opportunities such as management training, training upon joining the Company, and level-specific employee training.

The Company has decided to partially revise the Honda Conduct Guideline as of April 1, 2016, in order to expand the content prescribed therein and to change the name of the Guidelines to the Honda Code of Conduct.

The Company has established the Business Ethics Improvement Proposal Line as a point of contact for internal whistle-blowing. In addition to internal points of contact, the Company has also established an external point of contact in a law firm. These points of contact are operated under rules that include the protection of anyone making use of the Proposal Line.

The Director and Chief Operating Officer for Business Support Operations has been appointed as Compliance Officer.

The Company has established a Compliance Committee chaired by the Compliance Officer, and the Committee deliberates on material matters related to compliance.

In this fiscal year, the Compliance Committee has held both regular and extraordinary meetings and has deliberated on matters such as the operating status of the Business Ethics Improvement Proposal Line and the revision of the Honda Conduct Guideline.

Each department has conducted an inspection of its legal compliance status using a control self-assessment (CSA) method, and the Audit Office has conducted an internal audit of those results.

(2)	Systems related to retention and management of information on execution of duties by the Directors

The Company’s policy on information management is prescribed in the Document Management Policy, which also stipulates the management policy for information related to the execution of duties by the Directors.

In accordance with this Policy, minutes are prepared for each Board of Directors meeting and Executive Council meeting and stored for a long period of time by the department in charge.

(3)	Rules and other systems related to risk management

The relevant boards and councils such as the Board of Directors, Executive Council, and Regional Operating Boards deliberate upon material matters of management in accordance with each body’s rules of procedure and then make decisions regarding such matters after assessing and considering associated risks.

The Executive Vice President, Executive Officer and Representative Director has been appointed as Risk Management Officer.

The Company has established the Honda Global Risk Management Policy, which prescribes the Company’s basic policy on risk management (such as business risks and disaster risks) as well as systems for collecting risk information and responding to risks when they arise.

Each department regularly conducts risk assessments in accordance with the Policy.

The Risk Management Officer monitors and supervises the status of responses to material risks.

(4)	Systems for ensuring that the duties of the Directors are being executed efficiently

Operating Officers are assigned to the headquarters of each region, business, and function and to other main divisions to handle business execution in the fields of which they are in charge. In addition to the Board of Directors, the Executive Council and the Regional Operating Boards have been established as bodies to make decisions on material matters of management, and each body’s rules of procedure clearly define the scope of authorities delegated to Operating Officers and the decision-making process.

The Board of Directors determines the company-wide midterm policy and the annual business plans, which are then shared throughout the Company through each Chief Operating Officer and other Executive Officers.

The Board of Directors receives reports on the progress of the company-wide midterm policy each fiscal year and on the progress of business plans each quarter, thereby monitoring and supervising the execution status thereof.

(5)	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company department in charge of internal control endeavors to ensure, both directly and through each regional headquarters, that the Company’s subsidiaries are made aware of the Honda Conduct Guideline and the basic policy on development of internal control systems.

Each subsidiary has developed internal control systems appropriate to the laws and ordinances of the country in which it operates and to the business conditions of the subsidiary and regularly reports to the Company regarding the development and operating status of those systems.

Officers responsible for the supervision of each subsidiary have been appointed from among the Operating Officers with jurisdiction over the area related to the business of the relevant subsidiary. These officers regularly receive reports regarding business plans and management conditions from the subsidiaries for which they are responsible and supervise those subsidiaries in cooperation with business management departments and other related departments.

The Company requires subsidiaries to obtain prior approval from or make reports to the Company regarding material matters of the management of the subsidiary in accordance with the Company’s rules of procedure, and each subsidiary has developed its own approval rules that include the requirements of the Company.

The Company’s subsidiaries have developed risk management systems appropriate to their sizes and business conditions based on the Honda Global Risk Management Policy and report to the Company on material risks. The Company’s department in charge of risk management also verifies the development and operating status of the risk management systems of the subsidiaries.

The Business Ethics Improvement Proposal Line of the Company accepts whistle-blowing reports from management and employees of subsidiaries, in addition to which each regional headquarters and other major subsidiary has established its own internal whistle-blowing point of contact.

The Audit Office, which directly reports to the president, conducts internal auditing of each department of the Company, provides supervision and guidance to internal audit departments in major subsidiaries, and conducts audits of subsidiaries directly when necessary.

(6)	Provision of employees when assistance is requested by Corporate Auditors, independence of such employees from the Directors, and ensuring effectiveness of instructions to such employees

The Company has established the Corporate Auditors Office, which is independent from the chain of command of the Directors of the Company, directly under the Board of Corporate Auditors. The Corporate Auditors’ Office takes orders directly from and supports the Corporate Auditors so that their duties are executed efficiently.

(7)	Systems for Directors and employees to report to Corporate Auditors and other systems related to reporting to Corporate Auditors

The Company has established its Standards for Corporate Auditor Reports as a set of standards for reports to the Corporate Auditors, and the relevant departments of the Company regularly report to the Corporate Auditors regarding the business conditions and the development and operation status of internal control systems, such as those for compliance and risk management, of the Company and its subsidiaries. Additionally, if there are any matters that may significantly affect the Company, those are reported as well.

No one who has made a report to the Corporate Auditors is treated disadvantageously for having done so.

(8)	Other systems for ensuring the effectiveness of audits by Corporate Auditors

In order for the Company to bear the necessary expenses for the Corporate Auditors to execute their duties, the Company secures the necessary budget every business year based on proposals from the Corporate Auditors.

The Corporate Auditors work closely with the Audit Office, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, the Corporate Auditors attend meetings of the Board of Directors and other important meetings.

2.	Basic Approach to and Current Status of Activities to Exclude Anti-Social Elements

Honda’s basic policy is to maintain a resolute attitude at all times toward anti-social elements that threaten social order and safety. An organizational unit has been formed to respond to these elements, and the Company works closely with the police and other outside organizations.

V.	Other Information

1.	Adoption of anti-takeover measures

Existence of anti-takeover provisions: None

Supplementary Explanation of Matters Related to this Item

2.	Other matters related to corporate governance, etc.

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Basic policy for timely disclosure

The Company regards the following as material information that should be disclosed and works to make such information available promptly, appropriately and fairly to shareholders, investors and other stakeholders.

Material information

(1)	Corporate information that must be disclosed under Japan’s Financial Instruments and Exchange Law and the regulations of stock exchanges (as set forth in regulations regarding listed securities) and that will have a material impact on investment judgments.

(2)	Other corporate information that may have a material impact on investment judgments.

Internal systems for timely disclosure of corporate information

The Company has established systems for the management of corporate information under which, under the supervision of the officer in charge of handling information , the General Affairs, Legal, Finance and Accounting divisions collect corporate information which is expected to constitute information that is subject to timely disclosure from the Company’s decision-making body, units that have principal responsibility (units with principal responsibility) for businesses relating to the relevant information and subsidiaries and manages such information..

Decisions on whether the information is material and should be disclosed and the manner in which it should be disclosed are made, in accord with the basic policy previously mentioned, through joint discussions led by the officer in charge of handling information together with the General Affairs, Legal, Finance and Accounting divisions; the representative directors; units with principal responsibility; and the officers who manage and supervise such units (officers in charge).